(1 Of 3) Wefunder Announcement To Inner Circle

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Hi << Test First Name >>,

I hope this finds you well.

I have some great news: After weeks of preparation, we're ready to unveil our Wefunder campaign to raise funds for our vital work of reimagining the restaurant industry to our inner circle—that means you! (You can learn more about Wefunder here.)

Beginning this coming Monday, October 25th, our campaign will be live here for you to view.


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You know our work and how important it is, and we need your help. Before we launch our campaign to the public, we'd love to get your feedback on our pitch. Is it compelling? Is anything unclear? Is there anything you want to know more about that might be helpful to potential investors? Please let us know of any and all thoughts!

We're excited for the possibilities that this platform offers us in reaching potential investors outside of our immediate circles and your feedback will be invaluable.

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so if you choose to support us at this stage, you'll be making a reservation—not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

If you want to chat more about any of this, I'm more than happy to connect! Feel free to respond to this email or email me at marisol@mainstreetphoenix.org.

Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and o part of the purchase price

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To:
|FNAME| *Recipient's email address*

From:
Main Street Phoenix Project
info@mainstreetphoenix.org

Subject:
Our Wefunder campaign is now live!

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plus other ways to support us

Hi << Test First Name >>,

I'm following up on my email from last week to let you know that our Wefunder campaign has now launched! 🎉😍🎉 (You can learn more about Wefunder here.)



If you haven't had a chance to take a look yet, I'd really appreciate any feedback you can provide on our pitch. We'll be opening up the campaign to the public in the coming weeks and your feedback is crucial to make sure we're communicating our work in the most compelling way possible.

Here are three additional ways you can help:

1. Share on social media. Facebook and LinkedIn are especially valuable. Here's an example post that you could share:

"Super excited that Main Street Phoenix Project is running an investment crowdfunding round to support their work of spearheading a worker-centered and equitable economic recovery of the restaurant industry.

This isn't Kickstarter—the platform they're using lets anyone invest in companies they believe in—and hopefully earn a return by participating in their growth. We all know how unsustainable the restaurant industry is and how vulnerable workers are. Be a part of changing that.

Check out their campaign here: https://wefunder.com/mspp"

2. Follow our campaign by clicking on the "Watch for Updates" button on our Wefunder page. (This subscribes you to email updates on the raise, and helps build our momentum on the Wefunder site).

3. Connect us to 1 or 2 people. Anyone you think might be interested in investing a larger amount in the campaign (e.g. $5,000 or more), or are well-connected in the restaurant or co-op spaces.

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so if you choose to support us at this stage, you'll be making a reservation—not actually investing yet. Once we file

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.